Execution Version

NYRSTAR CORICANCHA S.A.

FIRST AMENDMENT TO AMENDED AND RESTATED SHARE
PURCHASE AGREEMENT DATED 28 JUNE 2017

FIRST AMENDMENT TO AMENDED AND RESTATED SHARE PURCHASE
AGREEMENT DATED 9 JUNE 2017

THIS FIRST AMENDMENT (the “First Amendment”) TO THE AMENDED AND RESTATED SHARE PURCHASE AGREEMENT DATED 9 JUNE 2017 is dated the 28th day of June, 2017

BETWEEN:

NYRSTAR CORICANCHA S.A.
Av. La Paz 1298
Miraflores, Lima 18
Peru
(hereinafter called the “Company”)

And

NYRSTAR INTERNATIONAL B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar International”)

And

NYRSTAR NETHERLANDS (HOLDINGS) B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar Netherlands”)

(Nyrstar International and Nyrstar Netherlands hereinafter called “Nyrstar”
or “Existing Shareholders”)

And

GREAT PANTHER SILVER PERU S.A.C.
Av. Jose Larco, Nro. 1301, Piso 20
Lima, Peru
(hereinafter called the “Purchaser”)

And

GREAT PANTHER SILVER LIMITED
800-333 Seymour Street
Vancouver, British Columbia, Canada
V6B 5A6
(hereinafter called “GPS”)

WHEREAS the Company, Nyrstar, the Purchaser and GPS entered into a Share Purchase Agreement dated December 19, 2016 (the “Original SPA”), so that the Purchaser will purchase and hold 100 per cent of the issued share capital of the Company, subject to the terms and conditions of the Original SPA.

WHEREAS the Company, Nyrstar, the Purchaser and GPS amended and restated the Original SPA on 9 June 2017 (the “Amended and Restated SPA”).

NOW THEREFORE THIS FIRST AMENDMENT WITNESSES that in consideration of the promises, the mutual covenants and agreements contained herein and of other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged), the parties hereto agree as follows:

1.	Defined Terms

All capitalised terms used in this First Amendment have the meanings set forth in the Amended and Restated Agreement, as amended and re-stated on June 9, 2017 (the “Agreement”).

2.	Modifications to the Agreement

The following sections and schedules of the Agreement are amended, removed or inserted, as the case may be, as follows:

a)	Condition Precedent provided for in clause 2(a)(i) is removed as follows:

“(…)

(i)	[INTENTIONALLY LEFT BLANK BY THE PARTIES];

(…)”

b)	Condition Precedent provided for in clause 2(a)(iv) is amended to read as follows:

“(…)

(iv)	the Purchaser shall have delivered to Nyrstar the deliveries required in clause 5(e);

(…)”

c)	Condition Precedent provided for in clause 2(b)(i) is removed as follows:

“(…)

(i)	[INTENTIONALLY LEFT BLANK BY THE PARTIES];

(…)”

d)	Clause 3(b) and 3(c) are amended to read as follows:

“3.	Sale and Purchase

(…)

(b)	The purchase price of the Purchased Shares (“Purchase Price”) is an amount equal to (and otherwise comprises) the sum of:

(i)	US$100,000; and

(ii)	the Earn-Out Consideration,

which amounts will be paid, net of any withholding tax that may be deducted and withheld under clause 3(c) below, in accordance with clauses 5(h)(x) and 5(h)(x).

(c)

In case any income tax payment is applicable to the payment of the Purchase Price according to the Cost Certificate obtained by Nyrstar pursuant to clause 5(h)(ix), the Purchaser must deduct and withhold such Taxes from the payments detailed above on account of the Purchase Price, including payments on account of the Completion Price and the Earn-Out Consideration under the Earn-Out Agreement, and pay such Taxes directly to SUNAT, provided that:

(i)	the amounts deducted and withheld will not exceed the amount of the Purchase Price then payable; and

(ii)

the capital gain subject to tax (and therefore withholding) is the difference, from time to time, between the Purchase Price (or its fair market value for Peruvian tax purposes and with consideration as to the impacts of (i) any amounts paid on account of the Earn-Out Consideration, and (ii) any deemed reduction to the Purchase Price on account of amounts paid by Nyrstar to the Purchaser under clause 3(d) of this Agreement with respect to the Tailings Reclamation Costs, each at the time of evaluation) and the value of the Cost Certificate referred to in clause 5(h)(ix), 5(h)(x) and 5(h)(xi).

(…)”

e)	Clause 5(e)(i) is removed as follows:

“(…)

(i)	[INTENTIONALLY LEFT BLANK BY THE PARTIES].

(…)”

f)	Clause 5(h)(ix) ,5(h)(x) and 5(h)(xi) are inserted to read as follows.

“(…)

(ix)

Nyrstar will use commercially reasonable efforts to obtain a Cost Certificate (Certificado de Recuperación de Capital Invertido) from the Peruvian Tax Authority (SUNAT) certifying the applicable cost of the Purchased Shares (the “Cost Certificate”) as soon as possible. The Purchaser will cause the Company to give Nyrstar all information and assistance as it may reasonably require in relation to obtaining the Cost Certificate (Certificado de Recuperación de Capital Invertido). Nyrstar will deliver a copy of the Cost Certificate to the Purchaser and the Company upon receipt from SUNAT and in no event later than three business of days of receipt from SUNAT.

(x)

The Purchaser will pay the Completion Price, net of withholding and deduction of Taxes required by clause 3(c) above, by electronic funds transfer to the Nyrstar Account or such other bank account as Nyrstar notifies to the Purchaser in writing five business days after Nyrstar delivers to the Purchaser a certified copy of the Cost Certificate obtained from the Peruvian Tax Authority (SUNAT) certifying the applicable cost of the Purchased Shares.

(xi)

The Purchaser will pay the Earn-Out Consideration, net of withholding and deduction of Taxes required by clause 3(c) above, in accordance with the terms of the Earn-Out Agreement, subject to the condition precedent that Nyrstar has delivered to the Purchaser a certified copy of the Cost Certificate (Certificado de Recuperación de Capital Invertido) obtained from the Peruvian Tax Authority (SUNAT) certifying the applicable cost of the Purchased Shares.”

g)	Clause 19(a) is amended to read as follows:

“(a)

Either the Nyrstar or the Purchaser shall have the right to terminate this Agreement by written notice to the other if, for any reason other than a default hereunder (or under a Transaction Document) by the Party seeking such termination, Completion shall not have occurred on or prior to July 15, 2017.”

3.	Validity of the Agreement

All other provisions set forth in the Agreement, which have not been modified, amended, altered or removed shall remain in full force and effect.

4.	Governing Law

This First Amendment shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereby attorn to the non-exclusive jurisdiction of the courts of England and Wales. However, the Parties acknowledge that the validity, nature and effect of the transfer of the Purchased Shares shall be governed by the Applicable Law of Peru to the extent that such Applicable Laws apply to such transfer.

5.	Entire Agreement

Subject to the Transaction Documents, the Agreement and this First Amendment set forth the entire agreement among the Parties hereto pertaining to the specific subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written of the Parties hereto, and there are no warranties, representations or other agreements between the Parties hereto in connection with the subject matter hereof except as specifically set forth herein.

6.	Waivers

A provision of this First Amendment may not be waived except by an instrument in writing signed by the Parties affected thereby. Any waiver of this First Amendment shall apply only to the subject matter of the written waiver and no consent or waiver by a Party in respect of any breach or non-performance by the other of its obligations, hereunder will be deemed or construed to be consent to, or a waiver of, any other breach or non-performance.

7.	Language

The Parties hereto have expressly required that this document as well as all documents pertaining thereto be drafted in the English language only.

8.	Counterparts

This First Amendment may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

9.	Delivery by facsimile or email

Any delivery of an executed copy of this First Amendment by way of facsimile or email shall constitute delivery hereof, provided that any Party delivering by way of facsimile or email shall, as soon as reasonably practicable, deliver the original executed copy to the other Parties.

Signed as an agreement

NYRSTAR INTERNATIONAL B.V.

Per:	[Name of Signatory Redacted]
Title: Special Proxy Holder
Date: 28 June 2017

NYRSTAR NETHERLANDS (HOLDINGS) B.V.

Per:	[Name of Signatory Redacted]
Title: Special Proxy Holder
Date: 28 June 2017

NYRSTAR CORICANCHA S.A.

Per:	[Name of Signatory Redacted]
Authorised Signatory

Per:
Authorised Signatory

Date:

GREAT PANTHER SILVER PERU S.A.C.

Per:	“Jim Zadra”
Authorised Signatory

Per:	“Robert Archer”
Authorised Signatory

Date: June 28, 2017

GREAT PANTHER SILVER LIMITED

Per:	“Jim Zadra”
Authorised Signatory

Per:	“Robert Archer”
Authorised Signatory

Date: June 28, 2017